SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported): May 13, 2003

CLEVELAND-CLIFFS INC

(Exact name of registrant as specified in its charter)

OHIO	1-8944	34-1464672
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1100 Superior Avenue, Cleveland, Ohio	44114
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (216-694-5700)

(Former name or former address, if changed since last report)

ITEM 9. Regulation FD Disclosure.

Cleveland-Cliffs Inc published a News Release on May 13, 2003 as follows:

Brinzo Reports on State of the Company
At Cleveland-Cliffs Annual Shareholders Meeting

CLEVELAND, OH – May 13, 2003 – At the Cleveland-Cliffs Inc (NYSE:CLF) Annual Meeting of Shareholders today, John S. Brinzo, Chairman and Chief Executive Officer, reported on the State of the Company. Following is the text of Brinzo's remarks:

Before I address the state of our Company, I would like to give special recognition to Tom O'Neil, who will step down as president and chief operating officer of the Company effective July 1, 2003. I have asked Tom to assume a new role within Cliffs prior to his retirement in July next year. Tom's mining and business experience has been invaluable to Cliffs. He is an acknowledged leader in the mining and science communities and has been a trusted advisor to me on matters critical to Cliffs' success.

Ed Dowling, who was named executive vice president — operations at the beginning of the year, will assume full responsibility for all mining operations on July 1. Ed is the right individual to take on the challenges of managing our operations. Jim Trethewey was recently named senior vice president - operations improvement and will assist Ed in tackling our cost reduction objectives, focusing on energy costs and costs of purchased goods and services.

"Turning adversity into opportunity." These words, which appear on the front cover of Cliffs 2002 Annual Report, describe the strategy we are using to transform Cliffs into the pre-eminent supplier of iron ore pellets to the North American steel industry. Under the leadership of Dave Gunning and his business development group, and Bill Calfee and his commercial group, a number of creative and innovative transactions were completed in 2002 to position Cliffs to serve a "new" steel industry.

Looking back for just a bit, 2002 was a remarkable year for our Company. It began with an uncertain outlook. Our largest customer, LTV Steel, had just closed its doors and announced that it was liquidating. Our sales forecast represented only 70 percent of our production capacity and we were looking at yet another year with massive production curtailments. However, 2002 ended, I am pleased to say, with full capacity operations and the realization of important new commercial relationships.

We started 2002 with about 12 million tons of capacity and ended the year with over 19 million tons, a 60 percent increase. At the beginning of 2002, we owned 15 percent of the total pellet capacity in North America. At the end of 2002, we owned 25 percent of the total capacity. We will continue to pursue additional capacity where a transaction makes economic sense. We executed major new sales contracts,

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including a 15-year agreement with International Steel Group to be the sole supplier of pellets to steelmaking operations formerly owned by LTV. The alliance was cemented with an investment in ISG. We entered into significant new relationships with Algoma Steel and Ispat Inland, and built upon our relationship with Rouge Industries.

Today, Cliffs is a customer-driven company like never before. Customer satisfaction is paramount to our success, which means we must produce and deliver iron ore pellets to our customers that meet or beat the competition in terms of both quality and price. While Cliffs has increased its sales capacity and gained greater control of the mines it operates, it has also increased its share of the costs and financial obligations associated with the mines. We have made progress in restructuring our business in a relatively short time frame, but there are many challenges that must be overcome if we are to increase our sales margin and rebuild our profitability. I can assure you that your Board of Directors and every employee throughout the Cliffs' organization is intensely focused on rebuilding sustained profitability.

This past year was marked by well-publicized misdeeds by a number of public companies and new legislative initiatives in the area of corporate governance. With all the attention this subject has received, I thought it would be appropriate to spend a few minutes to discuss corporate governance at Cliffs. Your Board of Directors and management team firmly believe that sound principles of corporate governance are critical to obtaining and retaining the trust of investors. They are also vital in securing the respect of the Company's employees, customers, suppliers, the communities in which Cliffs operates and the public at large.

Cliffs is fortunate to have a strong, knowledgeable Board and an active group of independent directors that interact frequently with the management team. There is a constructive working relationship between the Board and management and the Board provides valuable advice and counsel to management. The directors have the skills, competencies and experience that allow the Board to oversee and monitor critical activities and results of the Company.

Nine of Cliffs' 11 directors are independent, and there are no family relationships among any of Cliffs' directors and officers. All directors are elected annually, and shareholders have cumulative voting rights. The independent directors have designated a lead director, and the independent directors meet at regularly scheduled executive sessions without management. The audit, compensation and organization, and nominating committees are composed entirely of independent directors. Independent directors must take 40 percent of their annual retainer in Company stock. All directors attended at least 85 percent of the meetings of the Board and Board committees of which they were a member in 2002. The average service of independent directors is seven years, and their mandatory retirement age is 72. There is no retirement plan for non-employee directors elected to the Board after 1998.

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In April, Institutional Shareholder Services, an independent organization that has become a leader in rating corporate governance, evaluated and ranked our corporate governance practices. We are pleased to report that Cliffs had a higher rating than 93 percent of all United States materials companies and 96 percent of the S&P Small Cap 600 companies. Our record for meeting or exceeding governance regulations and guidelines was recognized, and this rating is a testament to how seriously we take governance at Cliffs. While our Institutional Shareholder Services ranking is gratifying, good governance is an on-going process that we must constantly focus on.

Ethical conduct is an integral part of the governance philosophy at Cliffs. The Company's core values and business ethics policy provide guidance to Cliffs' directors and employees. The essence of good governance is identifying and implementing systems throughout the organization that provide reasonable assurance to investors that their interests are being looked after.

In the last year, there has been significant discussion about accounting for stock-based employee compensation to improve the "transparency" of financial statements. Starting in 2003, Cliffs will expense stock options. The change in accounting is not expected to have a significant financial impact because the number of stock options granted in the last couple of years has been modest. For example, in 2002, only 25,000 options were granted. Most of our long-term incentive compensation has been and will continue to be in the form of performance shares, which have always been expensed.

Earlier this morning, we issued a news release announcing a reduction in our expected production at the Tilden Mine for 2003. An aberration in the crude ore mineralization currently being mined is making the ore difficult to process, causing low throughput rates and low recoveries. Tilden's pellet production for the year 2003, which was scheduled to be 8.0 million tons, is now expected to be between 7.2 million tons and 7.5 million tons. The ore grade will adversely impact production until late summer, and increase unit production costs at the mine through the second and third quarters. The lower production is not expected to impact the Company's ability to supply iron ore under various sales contracts. Unfortunately, our results for the remainder of the year will be adversely impacted by the Tilden production losses, and we are taking decisive actions to reduce costs across the organization.

The last several years have been difficult for Cliffs, but we have never lost sight of the fact that we operate a business that is essential for strong economies in the United States and Canada. We are well positioned in that business, and we expect to strengthen that position as we continue to pursue our new business model. We feel like we have climbed a mountain, but have yet to enjoy the view. We know that the key to our success is relentless focus on product quality, productivity improvement and cost reduction. At the same time, we will never compromise the health and safety of our employees and the environmental stewardship of Cliffs. Solid gains were made in both those areas in 2002, and we have aggressive goals for further gains in 2003.

Safe production is Cliffs' number one core value and last year Cliffs had its best safety record in history. Despite the record in 2002, our goal in 2003 is to achieve a 50 percent reduction in our accident frequency rate. We got off to a good start in the first quarter with an accident frequency rate that was 53 percent below the rate in the first quarter of 2002.

In 2002, the American Concrete Institute recognized our Northshore Mine with its Environmental Excellence Award for re-engineering the mine's fly ash management system to significantly reduce waste being disposed of in a landfill. In the new fly ash management system the waste by-product of Northshore's coal burning power plant is converted into a useful concrete enhancer. Northshore is one of only a few Minnesota fly ash suppliers approved for publicly funded construction projects. Today, up to 18,000 tons of fly ash are purchased annually from Northshore to produce high quality concrete for the state's highway system.

At the beginning of this year, we listed five imperatives for 2003; achieve significant profitability, continue market share growth, rebuild the balance sheet, reduce employee benefit costs and liabilities, and achieve "world class" safety performance. Our 2003 pellet sales forecast, which is about 20 million tons, is still holding, despite an uncertain economy. However, we know that operating rates in the North American steel industry are slipping, and we would not be surprised to see reductions in our customers pellet requirements. In addition, we have significant cost pressures due to higher energy costs, increased expenses related to employee and retiree benefits and production challenges at Tilden. Looking ahead, we remain focused on our goal to deliver value to our shareholders over the long-term.

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At today's meeting, the shareholders re-elected the following individuals as Directors of the Company:

- John S. Brinzo, Chairman and Chief Executive Officer of the Company.

- Ronald C. Cambre, Former Chairman and Chief Executive Officer of Newmont Mining Corporation.

- Ranko Cucuz, Former Chairman and Chief Executive Officer of Hayes Lemmerz International, Inc.

- David H. Gunning, Vice Chairman of the Company.

- James D. Ireland III, Managing Director of Capital One Partners, Inc.

- Francis R. McAllister, Chairman and Chief Executive Officer of Stillwater Mining Company.

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- John C. Morley, President of Evergreen Ventures Ltd., LLC and Retired President and Chief Executive Officer of Reliance Electric Company.

- Stephen B. Oresman, President of Saltash Ltd.

- Roger Phillips, Former President and Chief Executive Officer of IPSCO Inc.

- Richard K. Riederer, Former President and Chief Executive Officer of Weirton Steel Corporation.

- Alan Schwartz, Professor at Yale Law School and Yale School of Management.

Cleveland-Cliffs is the largest supplier of iron ore pellets to the North American steel industry. The Company operates five iron ore mines located in Michigan, Minnesota and Eastern Canada. References in this news release to "Cliffs" and "Company" include subsidiaries and affiliates as appropriate in the context.

This news release contains predictive statements that are intended to be made as "forward-looking" within the safe harbor protections of the Private Securities Litigation Reform Act of 1995. Although the Company believes that its forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties.

Actual results may differ materially from such statements for a variety of factors; such as: the expectations for pellet sales, mine operations and financial results in 2003 may differ significantly from actual results because of changes in demand for iron ore pellets by North American integrated steel producers due to changes in steel utilization rates, operational factors, electric furnace production or imports of semi-finished steel or pig iron; changes in financial condition of the Company's partners and/or customers; rejection of major contracts and/or venture agreements by customers and/or participants under provisions of the U.S. Bankruptcy Code; events or circumstances that could impair or adversely impact the viability of a mine and the carrying value of associated assets; problems with productivity, fluctuations in ore grade, tons mined, changes in cost factors including energy costs, and employee benefit costs; and the effect of these various risks on the Company's liquidity, compliance with restrictive covenants in debt agreements and financial position.

Reference is made to the detailed explanation of the many factors and risks that may cause such predictive statements to turn out differently, as set forth in the Company's most recent Annual Report and Reports on Form 10-K and 10-Q and previous news releases filed with the Securities and Exchange Commission, which are available publicly on Cliffs' website. The information contained in this document speaks as of the date of this news release and may be superceded by subsequent events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


CLEVELAND-CLIFFS INC

By: /s/ C. B. Bezik

Name: C. B. Bezik
Title: Senior Vice President-Finance


Dated: May 13, 2003